Exhibit 99.8

Press Release

Short term price revision and Climate Ambition:

Total announces exceptional 8 B$ asset impairments

including 7 B$ in Canadian oil sands

Paris, July 29, 2020- For the calculation of impairment tests of its assets, Total set in 2019 a price scenario with a 2050 Brent price of 50$/b, in line with the “well below 2 °C” scenario of the IEA. This scenario is described in the Universal Registration Document (note 3 of Chapter 8).

Given the drop in the oil price in 2020, Total decided to revise the price assumptions over the next years and selected the following profile for the Brent price: 35$/b in 2020, 40$/b in 2021, 50$/b in 2022, 60$/b in 2023; gas prices have been adjusted accordingly.

For the longer term, Total maintains its analysis that the weakness of investments in the hydrocarbon sector since 2015 accentuated by the health and economic crisis of 2020 will result by 2025 in insufficient worldwide production capacities and a rebound in prices. Beyond 2030, given technological developments, particularly in the transportation sector, Total anticipates oil demand will have reached its peak and Brent prices should tend toward the long-term price of 50$/b, in line with the IEA SDS scenario.

The average Brent price over the period 2020-2050 thus stands at 56.8$2020/b.

As a result of this short-term price revision, Total recognizes in the 2nd quarter 2020 an exceptional asset impairment charge of 2.6 B$, mainly on Canadian oil sands assets for 1.5 B$ and LNG assets in Australia for 0.8 B$, both being giant projects with high construction costs. These limited impacts (less than 2% of Total’s overall assets) reflect the strength of the Group’s balance sheet.

In addition, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, Total has reviewed its oil assets that can be qualified as “stranded”, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects identified in this category are the Canadian oil sands projects Fort Hills and Surmont.

For impairment calculations, Total’s Board of Directors has decided to take into account only proven reserves on these 2 assets – unlike general practice which considers so-called proven and probable reserves. This leads to an additional exceptional asset impairment of 5.5 B$. Consequently, Total will only take into account for its proven and probable reserves in Canada the proved reserves. And the proved and probable reserves life of the Group is thus reduced from 19.0 to 18.5 years. In addition, Total will not approve any new project of capacity increase on these Canadian oil sands assets. Finally, still consistent with the Climate Ambition announced on May 5, 2020, Total decided to withdraw from the Canadian association CAPP considering the misalignment between their public positions and the Group’s ones.

Overall, the exceptional asset impairments that will therefore be taken into account in the 2nd quarter of 2020 amount to 8.1 B$, including 7 B$ on Canadian oil sands assets alone, impacting the gearing ratio of the Group by 1.3%.

About Total

Total is a broad energy Group, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. It contains information that was privileged until its release. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F/A, File No. 1-10888 available from us at TOTAL SE — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.